

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 2, 2007

By U.S. Mail and Facsimile

Ms. Alice Tzu-Shia Hwang
President
Nano Superlattice Technology, Inc.
No. 666, Jhensing Road
Gueishan Township, Taoyuan County 333
Taiwan, ROC

> **Re: Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **File No. 000-50177**

Dear Ms. Hwang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

General

1.   We read on page 10 that over 90% of your total revenues in 2006 and 2005 were generated from the sale of individual wires and cables as well as sets of mechanical equipment used in the manufacture of electric cables. This appears to be the only place in your filing where you discuss this aspect of your business. Given that these lines of business represent the vast majority of your current operations, you should revise your future filings, beginning with your March 31, 2007 Form 10-QSB, to clearly address these lines of business rather than solely

focusing on your nano-coating business. Given your statement on page 1 that your nano-coating business has progressed from development to mass production, you should also revise the description of your business or your MD&A analysis to better explain the current stage of your nano-coating operations, along with management's future plans for this line of business. In this regard, it is unclear from your current disclosures why your mass production of nano-coated products does not result in a larger portion of your total results.

Management's Discussion and Analysis or Plan of Operation, page 9

Results of Operations, page 11

2.   Please revise future filings to provide your investors with better insight into the underlying reasons for the changes seen on your statement of operations. For example, if revenues increase due to increased sales volume for a particular type of product, you should quantify the sales volume for that type of product for each year, if possible. As your nano-coating products become more important to your results, you should distinguish between changes to revenues and expenses driven by the nano-coating business and those driven by the wire and cable business, if possible. When you analyze your general and administrative expenses and your other income and expense, you should mention each type of income or expense that significantly changed, quantify that type of income or expense for each year presented on your statement of operations, and briefly explain why that type of income or expense changed to demonstrate the impact of each of the individual items that you mention on your total general and administrative expenses or your total other income and expense. Finally, to the extent that changes in the exchange rate are responsible for any material changes in your results of operations or balance sheet accounts when compared to the prior year, you should disclose this to your investors. Refer to Item 303 of Regulation S-B and our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

Plan of Operation

3.   We note that your audit opinion expresses substantial doubt about your ability to continue as a going concern. So long as you have a going concern audit opinion, in accordance with FRR-16, you should provide a plan of operation in your MD&A in addition to your results of operations. This plan of operation should provide management's detailed plan to enable you to remain viable for at least the 12 months following the balance sheet date. This plan of operation should also include a reasonably detailed discussion of your expected cash inflows and outflows during the 12-month period to demonstrate how management intends to fund your upcoming obligations, thereby remaining viable. For example, we read

in Note N to your financial statements that management is presently taking actions to obtain additional funding. These actions should be discussed in detail in your plan of operations, along with the timetable for when you expect to receive such funding and the expected amount of such funding. You should also address any other options that you have if you are not successful in obtaining this additional funding. Please supplementally provide us with this information and disclose it in future filings.

Liquidity and Capital Resources, page 11

4.   Please revise future filings to provide an analysis of the changes seen on your cash flow statement when comparing the current year to the prior year for each category of cash flows. For example, for your operating cash flows, you should explain any material changes in your non-cash charges or credits, along with changes in your assets and liabilities. At December 31, 2006, you should have explained why your notes and accounts receivable increased significantly in 2005 but slightly decreased during 2006; why your inventory significantly increased during 2006, especially since your cost of sales remained flat; and why your accounts payable and accrued expenses increased at a much smaller rate in 2006 compared to 2005. We believe that this information is important to allow your investors to better understand your liquidity. Refer to Item 303 of Regulation S-B and our Release 33-8350.

Financial Statements

Consolidated Statements of Operations, page F-4

5.   Please revise future filings to classify any gains or losses on the sale of fixed assets as part of your income or loss from operations. Refer to paragraph 45 of SFAS 144. If you have material gains or losses on the sale of fixed assets, you should also briefly discuss the related sales of fixed assets in your liquidity and capital resources analysis in MD&A.

Note B – Summary of Significant Accounting Policies – Revenue Recognition, page F-9

6.   In future filings, please also disclose your revenue recognition policy for sales of your nano-coating services as discussed on page 1.

Note F – Sales-Leaseback Transaction, page F-16

7.   You disclose that you are in default of a sales-leaseback transaction and that you have categorized the entire amount of the capital lease liability as a current liability until the matter is resolved. However, your consolidated balance sheet at

December 31, 2006 indicates that $317,130 is categorized as current, while $211,419 is still categorized as a long-term liability. In this regard, please revise future filings as applicable.

8.   In future filings, please discuss your loan default in the liquidity and capital resources section of your MD&A.

Note H – Income Taxes, page F-17

9.   We note that your effective tax rates of 6.2% and 4.8%, for 2006 and 2005, respectively, does not equal 34% in either 2006 or 2005, as disclosed in your note. Please revise your document in future filings to provide reconciliations to your effective tax rate as provided in paragraph 47 of SFAS 109.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Jennifer Thompson, Senior Staff Accountant, at (202) 551-3737 or, in their absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant